

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 25, 2015

<u>Via E-mail</u>
Jason A. Kulas
Chief Executive Officer
Santander Drive Auto Receivables LLC
1601 Elm Street, Suite 800
Dallas, Texas 75201

> **Re: Santander Drive Auto Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed August 31, 2015**
> **File No. 333-206684**

Dear Mr. Kulas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the Central Index Key (CIK) numbers for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

Cover Page of Form of Prospectus

3.   Please revise to include the depositor's and sponsor's CIK numbers.

[Subsequent Receivables], page 8

4.   We note that you contemplate a prefunding account to acquire additional receivables from the depositor. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund the account.

Role of the Owner Trustee and Indenture Trustee, page 41

5.   We note your disclosure that "[t]he owner trustee or indenture trustee will be under no obligation to exercise any…powers vested in it by the sale and servicing agreement, trust agreement or indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders, unless those noteholders have offered to the owner trustee or indenture trustee reasonable security or indemnity against the reasonable costs, expenses and liabilities which may be incurred therein or thereby." Please revise to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors' ability to utilize the dispute resolution provision that you describe on page 91.

Credit Risk Retention, page 43

6.   Please revise to provide a description in this section of the material terms of the eligible vertical interest as required by Rule 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246) rather than referencing the entirety of the disclosure about the notes and the certificates located elsewhere in the prospectus.

The Originators, page 44

7.   We note your bracketed disclosure indicating that you will provide additional disclosure regarding the acquisition of receivables from any material third-party originator. Please revise to specify that you will provide the disclosure required under Item 1110 of Regulation AB.

The Asset Representations Reviewer, page 50

8.   Please add disclosure pursuant to Item 1121(d)(2) of Regulation AB that if during the distribution period the asset representations reviewer has resigned or has been removed, replaced or substituted, or if a new asset representations reviewer has been appointed,

that you will specify on the applicable Form 10-D the date the event occurred and the circumstances surrounding the change.

Information About Certain Previous Securitizations, page 66

9.   We note your disclosure that "the characteristics of the securitized pools described above may vary somewhat from the characteristics of the receivables in this receivables pool." Please revise to include a description of how the static pool differs from the asset pool. Refer to the Introduction to Item 1105 of Regulation AB.

Review of Pool Assets, page 67

10.   Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Asset Review Voting, page 90

11.   Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

12.   We note that if any of the "Instituting Noteholders" is not a record holder as reflected in the note register, the indenture trustee may require that the investor provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes. Please revise to describe more fully the verification procedures that the indenture trustee may impose.

13.   Please revise your disclosure to indicate the number of days investors would have to initiate a vote and the number of days to conduct the vote, and provide us with your analysis of why you believe such time periods are sufficient, taking into account relevant procedures and timelines.

14.   We note your disclosure on page 37 that "if your notes are in book-entry form, your rights can only be exercised indirectly." Please revise your disclosure to provide the procedures for how a vote through DTC will occur.

15. Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

Asset Review, page 91

16. We note your disclosure that "under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Satisfaction Date." While the review is required to be promptly completed, it is unclear whether you have provided the reviewer with adequate time to complete the review of all Subject Receivables. Please revise to include a specific number of days, or range of number of days, that the reviewer has to complete the review. Please tell us if there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond your disclosed specified date.

17. We note your disclosure that "[t]he asset representations reviewer will only be responsible for determining whether there was a breach of any Eligibility Representation with respect to any Subject Receivable. If the asset representations reviewer determines that there was such a breach, the sponsor and the depositor will investigate whether the breach materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Receivable such that the sponsor or depositor, as applicable, would be required to make a repurchase." Please revise to clarify that the asset representations reviewer will not be the party responsible for determining whether noncompliance with representations or warranties constitutes a breach of any contractual provision. Refer to General Instruction I.B.1(b) of Form SF-3.

Dispute Resolution, page 91

18. Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

19. Please revise the disclosure to indicate in what circumstances and on what basis the indenture trustee would exercise its discretion to repurchase a receivable.

20. We note your bracketed disclosure that "the depositor, the issuing entity, the owner trustee… or the indenture trustee (in its discretion or at the direction of the investor)" may utilize the dispute resolution provision. We further note your disclosure on page 89 that "an investor wishing to direct the indenture trustee to request a repurchase…may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related receivable." Please revise your disclosure here to also explain the process that the investor will use to notify the indenture trustee of a repurchase request and a referral to dispute resolution.

21.   We note your disclosure that "any mediation and arbitration…will be subject to certain confidentiality restrictions…" Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

22.   Please describe the conditions set forth in the sale and servicing agreement which would restrict an investor's ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

Noteholder Communication; List of Noteholders, page 106

23.   We note that the depositor will include noteholder communication requests in the monthly distribution reports on Form 10-D so long as the depositor is filing those reports. Please tell us why the depositor would stop filing Form 10-D while the notes are still outstanding. Please also tell us how a request for noteholder communication would be disseminated if another transaction party, such as the servicer or indenture trustee, filed the Form 10-D on the depositor's behalf.

Part II – Item 15. Undertakings

24.   Please revise your undertakings to remove references to Item 512(a)(5)(i) of Regulation S-K. Registrants offering asset-backed securities must now rely on Rule 430D rather than Rule 430B of Regulation C.

Exhibits

25.   Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3676 or me at (202) 551-3731 with any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance